

RECEIVED

2005 APR 11 A 10:03



05007168

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

Paris, March 31, 2005

File n° 82 – 3668
Rule 12g3-2(b)
Valeo A.D.R.'s

SUPPL

Dear Sirs,

Please find enclosed the summary of the prospectus relating to the share buy-back program subject to the Ordinary and Extraordinary General Meeting that will be held on April 21, 2005 upon first notice, and, falling quorum, on May 3, 2005.

Yours faithfully,

Rémy Dumoulin
Investor Relations Director

PROCESSED
APR 1 1 2005
THOMSON
FINANCIAL

Encl. 1

VALEO - Siège Social : 43, rue Bayen - 75848 Paris Cedex 17 - France - Tel. +33 (0)1 40 55 20 20 - Fax +33 (0)1 40 55 21 71
Société Anonyme au capital de 246 401 184 Euros - 552 030 967 RCS Paris
www.valeo.com

SUMMARY OF THE PROSPECTUS

RELATING TO THE SHARE BUY-BACK PROGRAM SUBJECT TO THE APPROVAL OF THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING THAT WILL BE HELD ON APRIL 21, 2005 UPON FIRST NOTICE, OR, FAILING QUORUM, ON MAY 3, 2005

The *Autorité des marchés financiers* affixed the visa No. 05-191 dated March 29, 2005 on the prospectus.

PURPOSE OF THE BUY-BACK PROGRAM

Valeo is contemplating to buy-back its own shares with a view, in particular:

- to implement stock option purchase plans under the terms of Articles L. 225-177 *et seq.* of the French Commercial Code;
- to grant shares to employees in respect of their participation in the proceeds of the Company's expansion and to implement company savings plans under the terms provided for by law, in particular Articles L. 443-1 *et seq.* of the French Labor Code;
- to grant, for free, shares to employees or corporate officers, up to 10% of the share capital, pursuant to the provisions of Articles L. 225-197-1 *et seq.* of the French Commercial Code;
- to deliver shares at the time of the exercise of rights attached to securities which have access to the capital through redemption, conversion, exchange, presentation of a warrant or otherwise;
- to cancel all or part of the securities so repurchased, subject to the adoption by the Extraordinary Shareholders' Meeting (to be held on April 21, 2005 upon first notice, or failing quorum, on May 3, 2005) of the seventeenth resolution submitted to said meeting;
- to deliver shares (for exchange, payment or otherwise) as part of external growth; or
- to make them available under the liquidity agreement entered into with a provider of investment services, in particular in order to act in the context of market conditions.

TERMS AND CONDITIONS

Subject to the approval of the Ordinary and Extraordinary Shareholders' Meeting, the maximum number of shares that Valeo may buy back is equal to 10% of the total number of shares forming its share capital on the date on which the Board of Directors shall use such authorization, *i.e.* 8,370,902 shares as of the date of the prospectus (*i.e.,* a maximum theoretical amount of euros 586 million based on the maximum purchase price of euros 70 per share) or, after deduction of the 685,704 treasury shares held as of March 16, 2005 (0.82% of the share capital), 7,685,198 shares (9.18 % of the share capital) (*i.e.* a maximum theoretical amount of euros 538 million based on the maximum purchase price of euros 70 per share). The overall amount allocated to the share buy-back program submitted to the

approval of the Ordinary and Extraordinary Shareholders' Meeting may not exceed euros 600 million, including costs and fees. Valeo may use all of the authorized program.

The acquisitions, sales and transfers may be done by any means, on the market or over-the-counter, including by transactions on blocks of securities (without limitation in volume) or the use of derivatives, and at any time, including in the course of tender offers.

The share buy-back program may be implemented over a period of eighteen months following the date of the Shareholders' Meeting, *i.e.* until October 21, 2006 or, if the shareholders' meeting is postponed for lack of quorum, November 3, 2006.

Pursuant to Article L.225-209 of the French Commercial Code, the shares purchased under the share buy-back program may be cancelled only within the limit of 10% of the share capital over any 24-month period.

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